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                                                                         1-10989
                                                          ----------------------
                                                          Commission File Number

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[x] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR
                       For Period Ended: December 31, 2000
                                         -----------------

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended: N/A
                                                       -----

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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I-Registrant Information
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         Full Name of Registrant:
                           Ventas, Inc.

         Former Name if Applicable:
                           N/A

         Address of Principal Executive Office (Street and Number):
                           4360 Brownsboro Road
                           Suite 115

                  City, State and Zip Code
                           Louisville, Kentucky 40207-1642



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Part II-Rules 12b-25 (b) and (c)
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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III-Narrative
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     The Registrant's primary tenant, Vencor, Inc. ("Vencor"), filed for protection under the United States Bankruptcy Code in September 1999. Vencor's plan of reorganization (the "Plan") incorporating the final terms of the restructuring of Vencor's debt and lease obligations was confirmed by an order of the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") signed on March 16, 2001. Due to the uncertainty related to the timing of the consummation of the Plan, the Registrant was unable to file its Annual Report on Form 10-K for the year ended December 31, 2000 within the prescribed time period without unreasonable effort or expense. The Registrant intends to file its Form 10-K as soon as possible following consummation of the Plan, and in any event no later than April 17, 2001, whether or not the Plan has been consummated by that date. Consummation of the Plan is subject to the satisfaction of numerous conditions, almost all of which are outside the control of the Registrant, and many of which are outside the control of Vencor. Therefore, there can be no assurance as to whether or when the Plan will be consummated.


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Part IV-Other Information
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     (1) Name and telephone number of person to contact in regard to this notification

T. Richard Riney                         (502)             357-9000
---------------------------------------- ----------------- ---------------------
(Name)                                   (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [x] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [x] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Results of operations of the Registrant for the year ended December 31, 2000 indicate rental income of $232.8 million as compared to $228.6 million for the preceding year. For the year ended December 31, 2000, the Registrant reported a net loss of $65.5 million as compared to net income of $42.5 million for the year ended December 31, 1999. The $108.0 million decrease relates primarily to (a) a $96.5 million charge in the fourth quarter of 2000 resulting from the settlement with the United States Department of Justice entered into by the Registrant and Vencor and (b) a $13.9 million increase in the loss of uncollectible amounts due from the Registrant's tenants. The loss on uncollectible rent consists primarily of the difference between the minimum monthly base rent that would be due under the terms of the Registrant's original master leases with Vencor and the base rent that was paid under the terms of a rent stipulation approved by the Bankruptcy Court in September 1999.

     The Registrant has today issued a press release summarizing its results of operations for the year ended December 31, 2000, which it has filed with the Commission as an exhibit to a Current Report on Form 8-K. That Form 8-K is incorporated herein by reference.


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                                  Ventas, Inc.
                          ----------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2001                     By: /s/ T. Richard Riney
      -------------                         -------------------------------
                                            Name:  T. Richard Riney
                                            Title: Executive Vice President
                                                   and General Counsel

Instruction: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)


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